Merriman Curhan Ford & Co.
600 California Street, 9th Floor
San Francisco, CA 94108
April 23, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America
Attn: Mr. Max A. Webb

Re:	The Film Department Holdings, Inc. Registration Statement on Form S-1 (the “S-1”) SEC File No. 333-163514
Dear Sirs,
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representative of the several Underwriters, wish to advise you that the Preliminary Prospectus dated April 7, 2010 was distributed during the period April 7, 2010 through the date hereof as follows: 1,075 Preliminary Prospectuses to 12 Underwriters and dealers.
     The undersigned, as representative of the several Underwriters, has and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934.
     In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, we hereby join in the request of The Film Department Holdings, Inc. for acceleration of the effective date of the S-1, so that the S-1 is declared effective by 4:00 p.m., Eastern Time, on April 26, 2010, or as soon thereafter as is practicable.
[Remainder of Page Intentionally Left Blank — Signature Page Follows]

Very truly yours, Merriman Curhan Ford & Co. On behalf of itself and as representative of the several Underwriters
By:	/s/ Peter Coleman
	Name:	Peter Coleman
	Title:	CEO

[Signature Page to Acceleration Request Letter]